To Our Shareholders,

We are pleased to present to you our Annual Report stating the performance of Home City Financial Corporation during fiscal year 1999.

The contents of this report reflect the concerted efforts of the Board of Directors and management to provide operating results that enhance shareholder value while supporting the best interests of HCFC's shareholders. In the last quarter of 1999, HCFC announced its third 5% stock repurchase program with 16,000 shares being repurchased to date. The quarterly dividend was increased for the third consecutive year, moving up to $.105 per share from $.10 per share starting with the dividend paid December 15, 1999. These programs are indicative of our continuous efforts to explore various opportunities by which shareholder value in the company may be increased while attempting to accomplish the long-term goal of enhancing HCFC's presence as a progressive financial services provider in its community.

We are also pleased to announce our plans to construct a new main office at 2454 N. Limestone Street, Springfield, Ohio. Our plans are to keep our downtown office open as a branch banking office while using the new facility as our main office and operations center. It is our hope to break ground before the end of the first quarter of 2000 and complete construction by April 2001.

The year of 1999 was one of continuing growth for HCFC with total assets increasing $22.6 million, or 26.5%, from $85.4 million in 1998. Our financial results show that the company has experienced strong community demand for all types of loan products. Net loans receivable for 1999 was $96.8 million, an increase of $19.9 million, or 25.8%, from $77.0 million in 1998, with much of the growth attributable to the commercial loan category. The commercial loan portfolio increased 90.1%, or $10.0 million, from $11.1 million in 1998. Non-performing loan ratios remain low while reserves have been established for the increasingly diverse loan portfolio. Deposits continued to grow at a significant pace, totaling $69.7 million at December 31, 1999. Net income for the year ended December 31, 1999, was $976,000, an increase of $25,000, or 2.6%, over the $951,000 in net income recorded in 1998.

These results could not have been attained without the confidence and trust of our shareholders, the commitment and professional work ethic of our management staff and employees and the support and loyalty of our customers and community. It is this partnership which sets us apart from the others.

We sincerely thank you.



/s/ Douglas L. Ulery

Douglas L. Ulery
President and Chief Executive Officer

BUSINESS OF HOME CITY FINANCIAL CORPORATION

     Home City Financial Corporation, a unitary savings and loan holding company incorporated in 1996 under the laws of the State of Ohio ("HCFC"), owns all of the issued and outstanding common shares of Home City Federal Savings Bank of Springfield, a savings association chartered under the laws of the United States ("Home City"). In December 1996, HCFC acquired all of the common shares issued by Home City upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). Since its formation, HCFC's activities have been limited primarily to holding the common shares of Home City and investing excess funds from the Conversion in investment securities and savings deposits in Home City.

     Home City is a savings association principally engaged in the business of making permanent first and second mortgage loans secured by one- to four-family residential real estate and nonresidential real estate located in Home City's primary lending area and investing in U.S. Government and federal agency obligations, interest-bearing deposits in other financial institutions, mortgage-backed securities and municipal securities. Home City also originates loans for the construction of residential real estate and loans secured by multifamily real estate (over four units), commercial loans and consumer loans. The origination of commercial and consumer loans, both secured and unsecured, constitutes a growing portion of Home City's lending activities. Funds for lending and investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), repayments of loans and mortgage-backed and related securities, advances from the Federal Home Loan Bank (the "FHLB") and other short-term borrowings. Home City conducts business from its office located in Springfield, Ohio. Home City's primary lending area consists of Clark County, Ohio, and adjacent counties.

     As a savings and loan holding company, HCFC is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings association chartered under the laws of the United States, Home City is subject to regulation, supervision and examination by the OTS and the FDIC. Home City is also a member of the FHLB of Cincinnati.


SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

     The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding HCFC at the dates and for the periods indicated. The financial information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein. However, in the opinion of management of HCFC, all adjustments necessary for a fair presentation of such financial data have been included. All such adjustments are of a normal recurring nature.

Selected financial data:

                                                                  At December 31,
                                                      -------------------------------------------
                                                      1999          1998        1997        1996      1995
                                                      ----          ----        ----        ----      ----
                                                                        (Dollars in thousands)
Total amount of:
Assets                                            $107,989      $85,355     $71,854     $68,140   $53,225
Cash and cash equivalents (1)                        3,483        1,910       1,518       9,839     1,874
Investment securities available-for-sale             3,045        3,091       4,580       2,234     1,661
Mortgage-backed and related securities
  available-for-sale                                   424          559         700       2,748     3,395
FHLB stock                                           1,372          601         438         408       298
Loans, net                                          96,844       76,986      62,535      50,558    43,823
Deposits                                            69,671       60,499      51,689      49,559    45,021
Advances from FHLB of Cincinnati                    26,505       11,571       5,712       4,101     2,511
Notes payable                                          ---        1,800         ---         ---       ---
Shareholders' equity (2)                            10,907       10,353      13,672      13,777     4,993

(Footnotes on following page)


Summary of earnings and other data:

                                                                         Year ended December 31,
                                                                         -----------------------


                                                      1999         1998        1997        1996      1995
                                                      ----         ----        ----        ----      ----
                                                                      (Dollars in thousands)

Total interest income                             $7,898         $6,808      $5,862      $4,843     $4,208
Total interest expense                             4,258          3,486       3,016       2,746      2,326
                                                  ------         ------      ------      ------     ------
Net interest income                                3,640          3,322       2,846       2,097      1,882
Provision for loan losses                             34             61          43          87         37
                                                  ------         ------      ------      ------     ------
Net interest income after
provision for loan losses                          3,606          3,261       2,803       2,010      1,845
Noninterest income                                   123             98          89          75         24
Special SAIF assessment (3)                          ---            ---         ---         263        ---
Other noninterest expense                          2,341          1,961       1,652       1,180      1,078
                                                  ------         ------      ------      ------     ------
Income before income tax                           1,388          1,398       1,240         642        791
Provision for income tax                             412            447         352         181        254
                                                  ------          -----      ------      ------     ------
Net income                                        $  976         $  951      $  888      $  461     $  537
                                                  ======         ======      ======      ======     ======


Number of full service offices                         1              1           1           1          1


Selected financial ratios:
                                                                At or for the year ended December 31,
                                                                -------------------------------------

                                                    1999           1998        1997        1996       1995
                                                    ----           ----        ----        ----       ----
Return on assets (4)                                1.03%          1.20%       1.28%       0.81%      1.10%
Return on equity (5)                                8.85           7.89        6.28        8.62      10.97
Interest rate spread (6)                            3.42           3.53        3.13        3.39       3.64
Net interest margin (7)                             4.00           4.39        4.23        3.84       4.01
Noninterest expense to average assets (8)           2.46           2.48        2.38        2.54       2.21
Average equity to average assets                   11.60          15.24       20.35        9.45      10.04
Equity to assets at year end                       10.39          12.74       19.49       20.52       9.69
Non-performing loans to total loans                 0.20           0.24        0.41        0.45       0.52
Non-performing assets to total assets (9)           0.18           0.22        0.36        0.34       0.43
Allowance for loan losses to total loans            0.51           0.63        0.72        0.78       0.71
Allowance for loan losses to
non-performing loans                              254.40         261.29      174.52      172.73     136.24
Net charge-offs (recoveries) to average loans       0.03           0.04       (0.02)       0.01       0.05
Dividend payout ratio (10)                         32.40          31.62       31.13         N/A        N/A
----------------------------

(1) Includes cash and amounts due from depository institutions and interest-bearing deposits in other financial institutions.
(2) Excludes accumulated other comprehensive income, net of applicable deferred income taxes.
(3) Special one-time charge recorded as a result of legislation enacted to recapitalize the Savings Association Insurance Fund.
(4)   Net income divided by average total assets.
(5)   Net income divided by average total equity.
(6) Average yield on interest-earning assets less average cost of interest-bearing liabilities.
(7) Net interest income as a percentage of average interest-earning assets.
(8)   Noninterest expense divided by average total assets.
(9) Non-performing assets consist of nonaccruing loans, accruing loans 90 days or more past due and real estate acquired (or deemed acquired) in foreclosure proceedings or in lieu thereof.
(10) Dividends declared per share divided by basic earnings per share. Does not include the special $3.50 capital distribution paid in fiscal year 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     Home City converted from a mutual federal savings association to a stock federal savings association on December 30, 1996. In connection with the Conversion, 952,200 common shares ofHome City Financial Corporation were sold, generating net proceeds of $8.3 million after Conversion expenses. Of this amount, $4.6 million wasutilized to purchase 100% of the common stock of Home City, and the balance was utilized to purchase investments, loan funds to the Home City Financial Corporation Employee Stock Ownership Plan (the "ESOP") and for other purposes.

     At the time of the Conversion, the fiscal year end for both HCFC and Home City was June 30. In December 1997, the Board of Directors resolved that the fiscal year end of both corporations be changed to December 31 from June
30. The following discussion and analysis of the financial condition and results of operations of HCFC and Home City should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, presented in the Annual Report.

    HCFC was incorporated for the purpose of owning all of the outstanding common shares of Home City following the Conversion. As a result, the discussion and analysis that follows pertains primarily to the financial condition of HCFC on a consolidated basis and to the results of operations of Home City.

    During 1999, HCFC received regulatory approval to repurchase up to 5% of its outstanding shares. During the year ended December 31, 1999, 16,000 common shares were repurchased at an average price of $13.25. During 1998, HCFC previously received regulatory approval to repurchase 5% of its outstanding shares. During the year ended December 31, 1998, 45,200 common shares were repurchased at an average price of $13.13.

     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of Home City, and HCFC's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and changes in interest rates in the nation and HCFC's primary market area.

     Without limiting the generality of the foregoing, some of the forward-looking statements included herein are the statements under the following headings and regarding the following matters:

    1. Financial Condition. Management's statements regarding the amount and adequacy of the allowance for loan losses at December 31, 1999.

    2. Comparison of Results of Operations for the Fiscal Years Ended December 31, 1999 and 1998 - "Provision for Loan Losses". Management's statements regarding the adequacy of the allowance for loan losses at December 31, 1999.

    3. Liquidity and Capital Resources. Management's belief that liquidity and capital reserves are sufficient to meet its outstanding short- and long-term needs.

    4. New Legislation. Management's expectations that the Gramm-Leach-Bliley Act will not have a material effect on the activities in which Home City and HCFC currently engage, except to the extent that competition from other types of financial institutions may increase as they engage in activities not permitted prior to the enactment of the Gramm-Leach-Bliley Act.

Financial Condition

     HCFC's consolidated total assets amounted to $108.0 million at December 31, 1999, an increase of $22.6 million, or 26.52%, over the $85.4 million in total assets at December 31, 1998. Such increase in assets was funded primarily by the $9.2 million net increase in deposits, $13.1 million net increase in advances from the Federal Home Loan Bank (the "FHLB"), and undistributed net earnings of $630,000.

     Cash and cash equivalents, time deposits and investment securities totaled $6.6 million at December 31, 1999, an increase of $1.5 million, or 30.39%, from December 31, 1998. During the year ended December 31, 1999, $1.3 million of investment securities matured. Such securities consisted primarily of United States Government agency obligations totaling $1.0 million and tax-free securities totaling $270,000. The proceeds were used primarily to fund the increased demand for loans and the repurchase of common shares.

     Mortgage-backed securities totaled $424,000 at December 31, 1999, a decrease of $135,000 from December 31, 1998. Due to the composition of the mortgage-backed securities portfolio coupled with the current loan demand, no additional purchases were made.

     Loans receivable totaled $97.3 million at December 31, 1999, an increase of $19.9 million, or 25.64%, from the $77.5 million total at December 31, 1998. During the year ended December 31, 1999, loan disbursements amounted to $44.4 million. Such disbursements were partially offset by principal repayments of $23.8 million.

     Home City's allowance for loan losses totaled $491,000 at December 31, 1999, which represented 0.51% of total loans and 254.40% of non-performing loans.

     At December 31, 1998, the allowance for loan losses totaled $486,000, an amount which represented 0.63% of total loans and 261.29% of non-performing loans.

     Non-performing loans were $193,000 and $186,000 at December 31, 1999 and 1998, respectively, and represented 0.18% and 0.22% of total assets at each date. The $7,000 net increase at December 31, 1999, was due to $193,000 in loans that became classified as non-performing, $34,000 in loans that became classified as performing, $117,000 that were paid off, $10,000 in principal charge-offs, and $25,000 in transfers to other real estate owned. All loans classified as non-performing at December 31, 1999, were either under a workout plan or being refinanced elsewhere, the underlying collateral was in the process of being sold, or foreclosure action was being initiated. Although management believes that its allowance for loan losses at December 31, 1999, was adequate based upon the facts and circumstances available to it, there can be no assurance that additions to such allowance will not be necessary in future periods. Such additions could adversely affect HCFC's results of operations.

    Deposits totaled $69.7 million at December 31, 1999, an increase of $9.2 million, or 15.16%, from $60.5 million at December 31, 1998. The increase is consistent with the deposit growth trends (averaging over 10%) that Home City has been experiencing over the past several years. Home City has generally not engaged in sporadic increases or decreases in interest rates paid or offered the highest rates available in its deposit market. Advances from the FHLB increased from $11.6 million at December 31, 1998, to $26.5 million at December 31, 1999, an increase of 129.06%, as advances were used to fund loan originations. Short-term commercial lines of credit were utilized temporarily to fund the 1998 stock repurchase.

     Comparison of Results of Operations for the Fiscal Years Ended December 31, 1999 and 1998

     General. Net income for the year ended December 31, 1999, was $976,000, an increase of $25,000, or 2.63%, over the $951,000 in net income recorded in 1998. The increase in net income resulted primarily from a $318,000 increase in net interest income, a $35,000 decrease in the provision for federal income taxes, a $27,000 decrease in provisions for loan losses, and a $25,000 increase in noninterest income, which was partially offset by a $380,000 increase in noninterest expense.

     Net Interest Income. Net interest income totaled $3.6 million for the year ended December 31, 1999, an increase of $318,000, or 9.57%, over the $3.3 million recorded in 1998. Interest income on loans increased by $1.1 million, or 16.80%, during 1999 due primarily to an increase in the average balance of the loans outstanding of $15.6 million, or 22.07%, being partially offset by a 40 basis point (100 basis points equals one percent) decrease in yield from 9.29% in 1998 to 8.89% in 1999. Interest income on mortgage-backed securities decreased by $7,000, or 19.44%, due primarily to a $124,000, or 20.00%, decrease in the average balance of mortgage-backed securities outstanding, which was slightly off-set by an increase in the weighted-average yield year-to-year, from 5.85% in fiscal 1998 to 5.91% in 1999. Interest income on investment securities increased by $6,000, or 3.17%, for the year ended December 31, 1999, compared to fiscal 1998, as the average balance decreased by $15,000 year-to-year and the related yield increased by 15 basis points to 4.97% in 1999. Interest income on interest-bearing deposits and federal funds sold decreased by $7,000 and $3,000, respectively, for the year ended December 31, 1999, compared to 1998. The average balance of interest-bearing deposits decreased $82,000, or 15.27%. There were no investments in federal funds sold during 1999, compared to an average investment of $66,000 in 1998. The yield on interest-bearing deposits decreased 69 basis points to 3.97%.

     Interest expense on deposits increased by $274,000, or 9.29%, during 1999, due primarily to an increase in the average balance of deposits outstanding of $7.2 million, or 13.09%, coupled with a decrease in the weighted-average rate from 5.38% in 1998 to 5.19% in 1999. Interest expense on FHLB advances and short-term borrowings increased by $498,000, or 92.57%, primarily due to an increase in the average balance outstanding of $9.8 million, or 108.83%, coupled with a decrease in weighted-average rate from 5.95% in 1998 to 5.49% in 1999.

     As a result of the foregoing changes in interest income and interest expense, the interest rate spread decreased by 11 basis points, to 3.42% for 1999, as compared to 3.53% for 1998, while the net interest margin decreased by 39 basis points to 4.00% for the year ended December 31, 1999.

     Provision for Loan Losses. Home City maintains an allowance for loan losses in an amount that, in management's judgment, is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses, after net charge-offs have been deducted, to bring the allowance to a level that is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles ("GAAP"). The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. Although management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of Home City's loan portfolio, the economy, changes in real estate values and interest rates and regulatory requirements regarding asset classifications. As a result of its analysis, management concluded that the allowance was adequate as of December 31, 1999. There can be no assurance that the allowance will be adequate to cover future losses on non-performing assets.

     Home City had net charge-offs of $29,000 and $27,000 during the years ended December 31, 1999 and 1998, respectively. Home City's charge-off history is a product of a variety of factors, including Home City's underwriting guidelines and the composition of its loan portfolio. Loans secured by real estate made up 73% of Home City's loan portfolio, and loans secured by first mortgages on one- to four-family residential real estate made up 51% of total loans at December 31, 1999. Such loans typically present less risk to a lender than loans not secured by real estate. Substantially all of Home City's loans are secured by properties in its primary market area.

     The provision for loan losses was $34,000 and $61,000 for the years ended December 31, 1999 and 1998, respectively. The ratio of non-performing loans to total loans decreased to 0.20% in 1999 from 0.24% in 1998. At December 31, 1999 and 1998, Home City had a ratio of allowance for loan losses to total loans of 0.51% and 0.63%, respectively, and ratios of allowance for loan losses to non-performing loans of 254.40% and 261.29%. Due to such ratios of non-performing loans to total loans, historical charge-offs, delinquency history, and the addition of commercial and consumer installment lending, the provisions of $34,000 and $61,000 made in 1999 and 1998 were deemed appropriate by management to absorb reasonably foreseeable loan losses.

      Noninterest Income. Noninterest income totaled $123,000 for the year ended December 31, 1999, an increase of $25,000, or 25.51%, from the $98,000 recorded in 1998. The increase resulted primarily from increases of $8,000 in income from life insurance policies, $6,000 in service charges on deposit accounts, a $2,000 decrease in net gains recognized on the sale of securities, and an increase of $13,000 in other miscellaneous fee income.

     Noninterest Expense. Noninterest expense increased by $380,000, or 19.38%, to a total of $2.3 million for the year ended December 31, 1999, as compared to 1998. Salaries and employee benefit expenses increased $121,000, or 11.51%, primarily as a result of additional staffing and the employee benefit programs. Occupancy and equipment expense increased $56,000, or 40.29%, data processing expenses increased $43,000, or 43.88%, and other operating expenses increased $160,000, or 23.77%. The increase in salaries and employee benefits resulted primarily from costs associated with staff additions, the Home City Financial Corporation Employee Stock Ownership Plan, the Home City Financial Corporation Recognition and Retention Plan, and normal merit increases for existing employees. The increase in the remaining items of noninterest expense was due primarily to additional taxes, data processing and other expenses related to growth of Home City and the reporting requirements of a public company.

     Federal Income Taxes. The provision for federal income taxes totaled $412,000 for the year ended December 31, 1999, a decrease of $35,000, or 7.83%, from the $447,000 provision recorded in fiscal 1998. HCFC's effective tax rate decreased to 29.68% in 1999 from 31.97% in 1998 which was primarily the result of tax-exempt income from investments and deferred loan costs.

Yields Earned and Rates Paid

     The following table presents certain information relating to HCFC's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of customer deposits and FHLB advances for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average monthly balance of interest-earning assets or customer deposits and FHLB advances, respectively, for the years presented. Average balances are derived from daily balances, which included nonaccruing loans in the loan portfolio, net of the allowance for loan losses.


                                                                 Year ended December 31,
                                     -----------------------------------------------------------------------

                                                      1999                                 1998
                                     ----------------------------------    ----------------------------------
                                     Average          Interest             Average         Interest
                                     outstanding      earned/     Yield/   outstanding     earned/     Yield/
                                     balance          paid        rate     balance         paid        rate
                                     -------          ----        ----     -------         ----        ----
                                                                  (Dollars in thousands)
Interest-earning assets:
Interest-bearing demand deposits     $    455         $    18      3.97%    $     537      $     25     4.66%
Federal funds sold                          0               0      0.00            66             3     5.22
Time deposits                              24               0      1.25            23             0     1.25
Investment securities (1)               3,911             195      4.97         3,926           189     4.82
Mortgage-backed securities                496              29      5.91           620            36     5.85
Loans receivable (2)                   86,092           7,656      8.89        70,525         6,555     9.29
                                      -------          ------                --------       -------
 Total interest-earning assets (3)     90,978           7,898      8.68        75,697         6,808     8.99

Noninterest-earning assets:
 Less: Allowance for loan losses         (494)                                   (460)
 Other non-earning assets               4,642                                   3,885
                                       ------                                 -------

 Total assets                         $95,126                                 $79,122
                                      =======                                 =======

Interest-bearing liabilities:
NOW accounts                            1,176              32      2.71%          704            15     2.08%
Money market accounts                     427              13      3.11           291             9     3.08
Passbook accounts                      11,708             391      3.34         9,223             256   2.78
Certificates of deposit                48,713           2,786      5.72        44,628           2,668   5.98
                                      -------          ------                 -------         -------
Total deposits                       62,024           3,222      5.19        54,846           2,948     5.38

     Notes payable                        379              25      6.59          723               51   7.02
FHLB advances                          18,497           1,011      5.46        8,316              487   5.85
                                      -------          ------                -------          -------
Total interest-bearing liabilities     80,900           4,258      5.26%      63,885            3,486   5.46%

Noninterest-bearing liabilities         3,195                                  3,181
                                       ------                                -------
     Total liabilities                 84,095                                 67,066

Total shareholders' equity             11,031                                 12,056
                                      -------                                -------
     Total liabilities and
          shareholders' equity        $95,126                                $79,122
                                      =======                                =======

Net interest income; net interest rate spread          $3,640      3.42%                      $3,322    3.53%
                                                       ======      =====                      ======    =====

Net interest margin (4)                                            4.00%                                4.39%
                                                                   =====                                =====

Average interest-earning assets to interest-bearing liabilities  112.46%                              118.49%
                                                                 =======                              =======


(1) Includes $33,000 and $40,000 of nontaxable municipal income recorded in 1999 and 1998, respectively. The tax-equivalent yield on investments is 6.53% and 6.22% for 1999 and 1998, respectively.
(2) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.
(3) Tax-equivalent yield on interest-earning assets is 8.70% and 9.01% for 1999 and 1998, respectively.
(4)  Net interest income as a percent of average interest-earning assets.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected HCFC's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:


                                                                     Year ended December 31,
                                                  -----------------------------------------------------
                                                       1999 vs. 1998                    1998 vs. 1997
                                                  ------------------------       ----------------------
                                                      Increase                        Increase
                                                     (decrease)                      (decrease)
                                                       due to                          due to
                                                ---------------                  ---------------
                                                Volume      Rate      Total      Volume     Rate     Total
                                                ------      ----      -----      ------     ----     -----
                                                                          (Dollars in thousands)
Interest income attributable to:
Interest-bearing demand deposits                $   (4)      $    (3)  $    (7)  $    (14)  $  (1)    $   (15)
Federal funds sold                                  (3)            0        (3)       (22)      0         (22)
Time deposits                                        0             0         0        (68)     (1)        (69)
Investment securities                               (1)            7         6       (158)    (27)       (185)
Mortgage-backed and related securities              (7)            0        (7)       (19)     (5)        (24)
Loans receivable                                 1,447          (346)     1,101     1,300     (39)      1,261
                                                ------        ------     ------   -------    -----    -------
Total interest income                            1,432          (342)     1,090     1,019     (73)        946

Interest expenses attributable to:
NOW accounts                                        10             7          17        6       3           9
Money market accounts                                4             0           4       (1)     (1)         (2)
Passbook savings accounts                           69            66         135       33      38          71
Certificates of deposit                            244          (126)        118      213     (85)        128
Notes payable                                      (24)           (2)       (26)       51       0          51
Borrowed funds                                     596           (72)        524      260     (47)        213
                                                ------        -------    -------  -------   ------    -------
Total interest expense                             899          (127)        772      562     (92)        470
                                                ------        -------    -------  -------   ------    -------
Increase (decrease) in net interest income      $  533        $ (215)    $   318  $   457   $  19       $ 476
                                                ======         ======    =======  =======   ======    =======

Asset and Liability Management

     Home City, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Home City uses the net portfolio value ("NPV") methodology recently adopted by the OTS as part of its capital regulations. Although Home City is not currently subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, the application of the NPV methodology may illustrate Home City's interest rate risk.

     Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical 200 basis point change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the economic value of the institution's assets with either an increase or decrease in market rates, the institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital. See "Liquidity and Capital Resources."

     At December 31, 1999, 2% of the economic value of Home City's assets was approximately $2.2 million. Because the interest rate risk of a 200 basis point increase in market rates was a $2.4 million decrease in NPV at December 31, 1999, Home City would have been required to deduct $102,000 from its capital in determining whether Home City met its risk-based capital requirement.

    Presented below, as of December 31, 1999, is an analysis of Home City's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Home City as the maximum changes in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and Home City's strong capital position.

      As illustrated in the table, Home City's NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. As a result, in a rising interest rate environment, the amount of interest Home City would receive on its loans would increase relatively slowly as loans are slowly repaid and new loans at higher rates are made. Moreover, the interest Home City would pay on its deposits would increase rapidly because Home City's deposits generally have shorter periods to repricing. Because Home City has not originated loans in accordance with traditional secondary market guidelines, the sale of fixed-rate loans may be difficult. In addition, increases in interest rates can also result in the flow of funds away from savings institutions into direct investments or other investment vehicles, such as mutual funds, which may pay higher rates of return than savings institutions. Assumptions used in calculating the amounts in this table are OTS assumptions.


                                                  At December 31, 1999
                                                  --------------------------
    Change in interest rate     Board limit        $ change          % change
    (basis points)              % change           in NPV            in NPV
    -----------------------     -----------        --------          --------
                                 (Dollars in thousands)

        +300                     (45)%              $(3,762)          (26)%
        +200                     (25)                (2,363)          (16)
        +100                     (10)                (1,068)           (7)
           0                       0                      0             0
        -100                     (10)                   697             5
        -200                     (25)                 1,431            10
        -300                     (45)                 2,264            15


    The NPV table indicates that at each 100 basis point increment, the change in Home City's NPV that would have been caused by an increase in interest rates was within the policy limits set by the Board of Directors. The Board of Directors considers the results of each quarterly analysis and factors the information into its decisions in adjusting the pricing of loans and deposits in the future.

    As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

     If interest rates continue to rise from the recent levels, Home City's net interest income will be negatively affected. Moreover, rising interest rates may negatively affect Home City's earnings due to diminished loan demand. In order to maintain Home City's net interest margin management is continually developing and modifying their strategies to stimulate the demand for quality loans and tailoring the types of loan products available that can be adjusted to match the current market conditions. Additional alternative sources of funding are being explored in anticipation of possible interest rate fluctuations.

Liquidity and Capital Resources

     Home City's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years presented:

                                                     Year ended December 31,
                                                     -----------------------
                                                     1999            1998
                                                     ----            ----
                                                      (Dollars in thousands)

Net income                                             $   976        $    951
Adjustments to reconcile net income to net cash
from operating activities                                  831             299
Net cash provided by operating activities                1,807           1,250
Net cash used in investing activities                  (21,984)        (12,871)
Net cash provided by financing activities               21,750          12,013
Net change in cash and cash equivalents                  1,573             392
Cash and cash equivalents at beginning of year           1,910           1,518
                                                        -------        -------
Cash and cash equivalents at end of year               $ 3,483         $ 1,910
                                                       =======         =======

Home City's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. Home City also borrows from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and mortgage-backed security prepayments are more influenced by interest rates, general economic conditions and competition. Home City maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. In the ordinary course of business, part of such liquid investment portfolio is composed of deposits at correspondent banks. Although the amount on deposit at such banks often exceeds the $100,000 limit covered by FDIC insurance, Home City monitors the capital of such institutions to ensure that such deposits do not expose Home City to undue risk of loss.

OTS regulations presently require Home City to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in United States Treasury, federal agency obligations and other investments having maturities of five years or less in an amount equal to 4% of the sum of Home City's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Home City may rely if necessary to fund deposit withdrawals or other short-term funding needs. At December 31, 1999, Home City's regulatory liquidity ratio was 7.13%. At such date, Home City had commitments to originate loans totaling $11.2 million and no commitments to purchase or sell loans. Home City considers its liquidity and capital reserves sufficient to meet its outstanding short- and long-term needs. Adjustments to liquidity and capital reserves may be necessary, however, if loan demand increases more than expected or if deposits decrease substantially. See Note P of the Notes to Consolidated Financial Statements.

     Home City is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement. Home City exceeded all of its capital requirements at December 31, 1999 and 1998.

    Savings associations are required to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital less intangible assets.

    "Core capital" is comprised of common stockholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 4% of the association's total assets. The OTS has proposed to increase such requirement from 4% to 5%, except for those associations with the highest examination rating and acceptable levels of risk.

     OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of Home City includes a general loan loss allowance of $491,000 at December 31, 1999.

The following table summarizes Home City's regulatory capital requirements and actual capital (see Note P of the Notes to Consolidated Financial Statements for a reconciliation of capital under GAAP and regulatory capital amounts) at December 31, 1999:


                         Excess of actual
                                                                                     capital over             Applicable
                                 Actual capital           Current requirement        current requirement      asset total
                                 --------------           -------------------        -------------------      -----------
                               Amount       Percent       Amount       Percent       Amount       Percent
                               ------       -------       ------       -------       ------       -------
                                                               (Dollars in thousands)
Tangible capital               $10,523      9.73%         $1,630       1.50%         $8,893       8.23%        $108,696
Core capital                    10,523      9.73           4,348       4.00           6,175       5.73          108,696
Risk-based capital              11,014     14.85           5,932       8.00           5,082       6.85           74,152


     On February 8, 2000, Home City committed to capital expenditures of $2.8 million for the construction of a new main office and operations center.

New Legislation

     On November 12, 1999, the Gramm-Leach Bliley Act (the "GLB Act") was enacted into law. The GLB Act repealed prior laws which had generally prevented banks from affiliating with securities and insurance firms and makes other significant changes in the financial services in which various types of financial institutions may engage.

     Prior to the GLB Act, unitary savings and loan holding companies which met certain requirements were the only financial institution holding companies that were permitted to engage in any type of business activity, whether or not the activity was a financial service. The GLB Act continues those broad powers for unitary thrift holding companies in existence on May 4, 1999, including HCFC. Any thrift holding company formed after May 4, 1999, however, will be subject to the same restrictions as multiple thrift holding companies, which generally are limited to activities that are considered incidental to banking.

     The GLB Act authorizes a new "financial holding company," which can own banks and thrifts and which are also permitted to engage in a variety of financial activities, including insurance and securities underwriting and agency activities, as long as the depository institutions it owns are well capitalized, well managed and meet certain other tests.

     The GLB Act is not expected to have a material effect on the activities in which Home City and HCFC currently engage, except to the extent that competition from other types of financial institutions may increase as they engage in activities not permitted prior to enactment of the GLB Act.

Impact of Inflation and Changing Prices

     The financial statements and related data presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation.

     Virtually all assets and liabilities of HCFC are monetary in nature. As a result, interest rates have a more significant impact on performance than the effects of general levels of inflation.

Effect of Year 2000

     Home City did not experience any problems as the year changed from 1999 to 2000. Management had placed significant emphasis on ensuring that its operating systems were Year 2000 ("Y2K") compliant.

     In mid-1997, the Board of Directors had appointed a Year 2000 Committee to address the operating systems that were at risk and to develop an Action Plan Year 2000. As operating risks were identified, Home City repaired, replaced or upgraded the related equipment and systems. Home City was primarily reliant on third-party vendors for its computer output and processing, so considerable effort was placed on assessing their Y2K readiness. A business resumption contingency plan was developed inclusive of cash management aspects to minimize or avoid any possible customer inconvenience.

     Home City had projected costs of $79,000 for Y2K preparedness. Some of the major factors included were the use of external consultants, purchases of hardware and software, the purchase, printing and delivery of customer awareness materials and the borrowing and lost opportunity costs associated with the build-up of a sufficient source of cash to meet customer needs. Actual expenses amounted to approximately $83,000, the bulk of which is reflected in this year's Consolidated Financial Statements.

                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors and Shareholders
Home City Financial Corporation
Springfield, Ohio


We have audited the consolidated balance sheets of Home City Financial Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home City Financial Corporation and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.






                                              Robb, Dixon,
                                          Francis, Davis, Oneson
                                              & Company


Granville, Ohio
February 1, 2000

        HOME CITY FINANCIAL CORPORATION - CONSOLIDATED BALANCE SHEETS
=============================================================================


                                                            (Dollars in thousands)
                                                                  December 31,
                                                                  ------------
                                                            1999             1998
                                                            ----             ----
ASSETS
Cash and cash equivalents
  Cash and due from banks                                  $  3,201          $ 1,147
  Interest-bearing demand deposits in other banks               282              763
                                                           --------          -------
    Total cash and cash equivalents                           3,483            1,910

Time deposits with original maturities of 90 days or more        24               24
Investment securities available-for-sale, at fair value       3,045            3,091
Mortgage-backed securities available-for-sale, at fair value    424              559
Loans, net                                                   96,844           76,986
Stock in Federal Home Loan Bank                               1,372              601
Accrued interest receivable                                     520              440
Properties and equipment                                      1,015              584
Cash surrender value of life insurance                        1,181            1,129
Deferred income taxes                                            18                0
Other assets                                                     63               31
                                                           --------          -------
    TOTAL ASSETS                                           $107,989          $85,355

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits                                                   $ 69,671          $60,499
Federal Home Loan Bank advances                              26,505           11,571
Notes payable                                                     0            1,800
Accrued interest payable                                        177              115
Advance payments by borrowers for taxes and insurance           119               74
Deferred income taxes                                             0              112
Other liabilities                                               301              314
                                                           --------          -------

    TOTAL LIABILITIES                                        96,773           74,485

Shareholders' equity
Preferred shares, no par value; 1,000,000 shares
  authorized; none issued                                         0                0
Common shares, no par value; 5,000,000 shares
  authorized; 952,200 shares issued                               0                0
Additional paid-in capital                                    6,033            6,013
Retained earnings, substantially restricted                   7,288            6,658
Treasury shares, at cost                                     (1,516)          (1,304)
Accumulated other comprehensive income                          309              517
Common shares purchased by:
  Employee Stock Ownership Plan                                (533)            (609)
  Recognition and Retention Plan                               (365)            (405)
                                                           --------          -------
    TOTAL SHAREHOLDERS' EQUITY                               11,216           10,870
                                                           --------          -------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $107,989          $85,355
                                                           ========          =======

-------------------------------
See accompanying notes.

       HOME CITY FINANCIAL CORPORATION - CONSOLIDATED STATEMENTS OF INCOME
       ===================================================================


                                                             (Dollars in thousands)
                                                              Year ended December 31,
                                                              -----------------------
                                                              1999               1998
                                                              ----               ----
INTEREST INCOME
Loans                                                      $  7,656             $  6,555
Mortgage-backed securities                                       29                   36
Investment securities                                           195                  189
Interest-bearing demand deposits                                 18                   28
                                                            -------             --------
    TOTAL INTEREST INCOME                                     7,898                6,808

INTEREST EXPENSE
Deposits                                                      3,222                2,948
Borrowed funds                                                1,036                  538
                                                            -------             --------
    TOTAL INTEREST EXPENSE                                    4,258                3,486

    NET INTEREST INCOME                                       3,640                3,322
Provision for loan losses                                        34                   61
                                                            -------             --------
    NET INTEREST INCOME AFTER PROVISION
    FOR LOAN LOSSES                                           3,606                3,261

NONINTEREST INCOME
Service charges on deposits                                      16                   10
Life insurance                                                   75                   67
Gain on sale of securities, net                                   0                    2
Other income                                                     32                   19
                                                            -------             --------

    TOTAL NONINTEREST INCOME                                    123                   98

NONINTEREST EXPENSES
Salaries and employee benefits                                1,172                1,051
Supplies, telephone and postage                                  76                   51
Occupancy and equipment                                         195                  139
FDIC deposit insurance                                           36                   34
Data processing                                                 141                   98
Legal, accounting and examination                               255                  219
Franchise taxes                                                 165                  181
Other expenses                                                  301                  188
                                                            -------             --------
    TOTAL NONINTEREST EXPENSES                                2,341                1,961
                                                            -------             --------

    NET INCOME BEFORE FEDERAL INCOME
    TAX EXPENSE                                               1,388                1,398

Federal income tax expense                                      412                  447
                                                            -------             --------
    NET INCOME                                              $   976              $   951
                                                            =======             ========

Earnings per common share - basic                             $1.25                $1.17
Earnings per common share - diluted                           $1.12                $1.04

-----------------------------
See accompanying notes.

   HOME CITY FINANCIAL CORPORATION-CONSOLIDATED STATEMENTS OF CHANGES IN
                            SHAREHOLDERS' EQUITY
   ======================================================================


                                                                                                    (Dollars in thousands)
                          --------------------------------------                   ------------------------------------------------
                                                                                            Accumu-
                                                                                            lated
                                         Common     Common                                  other    Common    Common
                                         shares     shares    Additional                    compre-  shares    shares     Compre-
                      Common   Treasury  purchased  purchased paid-in   Retained  Treasury  hensive  purchased  purchased hensive
                      shares   shares    by ESOP    by RRP    capital   earnings  shares    income   by ESOP    by RRP    income
                      ------   ------    -------    ------    -------   --------  ------    ------   -------    ------    ------
December 31, 1997     952,200  (47,610)  (68,558)   (6,800)   $9,150    $6,037     $(711)     $ 332   $(686)   $(118)

Net income                                                                 951                                             $  951
Other comprehensive income
  Change in unrealized
  gain (loss) on securities
  available-for-sale, net of
  deferred income tax of $97                                                                    185                           185
                                                                                                                            -----
Comprehensive income                                                                                                       $1,136
                                                                                                                           ======
Purchase of treasury shares    (45,200)                                             (593)
Purchase of common shares
  by Recognition and
  Retention Plan                                   (17,002)                                                     (370)
Shares allocated under
  Employee Stock
  Ownership Plan                           7,618                  36                                     77
Shares earned under
  Recognition and
  Retention Plan                                     4,761        (7)                                             83
Distribution of capital
  ($3.50 per share)                                           (3,166)
Dividends declared
  ($.37 per share)                                                        (330)
                      -------  -------    -------   -------   ------   -------   -------      -----   -----    ------
December 31, 1998     952,200  (92,810)  (60,940)  (19,041)   $6,013    $6,658   $(1,304)     $ 517   $(609)   $(405)

Net income                                                                 976                                               $976
Other comprehensive income
  Change in unrealized
  gain (loss) on securities
  available-for-sale, net of
  deferred income
  tax of $108                                                                                  (208)                         (208)
                                                                                                                             ----
Comprehensive income                                                                                                         $768
                                                                                                                             ====
Purchase of treasury shares    (16,000)                                             (212)
Purchase of common shares
  by Recognition and
  Retention Plan                                    (2,500)                                                      (43)
Shares allocated under
  Employee Stock
  Ownership Plan                           7,618                  26                                     76
Shares earned under
  Recognition and
  Retention Plan                                     4,761        (6)                                             83
Dividends declared
  ($.405 per share)                                                       (346)
                      ------- ---------  -------   -------    ------    ------   -------    -------   ------   -------
December 31, 1999     952,200 (108,810)  (53,322)  (16,780)   $6,033    $7,288   $(1,516)   $   309   $(533)   $(365)
                      ======= =========  ========  ========   ======    ======   =======    =======   ======   =======

______________________________
See accompanying notes.

    HOME CITY FINANCIAL CORPORATION - CONSOLIDATED STATEMENTS OF CASH FLOWS
    =======================================================================

                                                            (Dollars in thousands)
                                                             Year ended December 31,
                                                             -----------------------
                                                             1999                1998
                                                             ----                ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $   976             $   951
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Premium amortization, net of discount accretion               (4)                  2
    Provision for loan losses                                     34                  61
    (Gain) loss on sale of securities                              0                  (2)
    Depreciation                                                  70                  50
    Deferred income taxes                                        (42)                 (9)
    Life insurance income, net of expenses                       (52)                (44)
    Employee Stock Ownership Plan compensation expense           101                 113
    Recognition and Retention Plan compensation expense           77                  76
    FHLB stock dividends                                         (66)                (34)
    Proceeds from sales of loans                                 750                   0
    Net change in:
      Accrued interest receivable                                (80)                (31)
      Accrued interest payable                                    62                  36
      Other assets                                                (6)                  9
      Other liabilities                                          (13)                 72
                                                              ------               -----
  Net cash provided by operating activities                    1,807               1,250

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in time deposits                                      0                   1
Purchases of securities available-for-sale                    (1,777)             (1,070)
Proceeds from sales of securities available-for-sale             236                 617
Proceeds from maturities of securities available-for-sale      1,276               2,220
Collections on mortgage-backed securities available-for-sale     128                 143
Net increase in loans                                        (20,642)            (14,512)
Purchases of properties and equipment                           (501)               (141)
Purchase of FHLB stock                                          (704)               (129)
                                                             -------             -------
    Net cash used in investing activities                    (21,984)            (12,871)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits                                       9,172               8,810
Net decrease in short-term FHLB advances                        (713)               (473)
Proceeds from new long-term FHLB advances                     16,065               6,875
Payments on long-term FHLB advances                             (418)               (543)
Net increase in advance payments by borrowers for taxes
  and insurance                                                   45                   3
Proceeds from notes payable                                        0               1,800
Payments on notes payable                                     (1,800)                  0
Distribution of capital                                            0              (3,166)
Purchase of common shares for Recognition And Retention Plan     (43)               (370)
Purchase of treasury shares                                     (212)               (593)
Cash dividends paid                                             (346)               (330)
                                                              -------             -------
Net cash provided by financing activities                     21,750              12,013
                                                              -------             -------

Net increase in cash and cash equivalents                      1,573                 392

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 1,910               1,518
                                                              ------              -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                     $ 3,483             $ 1,910
                                                             =======              =======

HOME CITY FINANCIAL CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Home City Financial Corporation (the "corporation") is a unitary savings and loan holding company which was organized in August of 1996. The principal assets of the corporation are the capital stock of Home City Federal Savings Bank of Springfield (the "bank"), and a loan made to the Home City Financial Corporation Employee Stock Ownership Plan (the "ESOP") for the purchase of common shares of the corporation. The bank provides a variety of financial services to individuals and corporate customers, through its office in Springfield, Ohio, which is primarily a small industrial area. The bank's primary deposit products are savings accounts and certificates of deposit.
Its primary lending products are single-family residential loans, commercial loans and consumer loans. The bank owns 100% of its subsidiary, Homciti Service Corp., which invests in stock of the bank's data service provider, and a local joint venture, in both of which it has minority interests.

The accounting and reporting policies of the corporation and its subsidiaries conform to generally accepted accounting principles and general practices within the financial services industry. The more significant accounting policies are summarized below.

Basis of Consolidation
The consolidated financial statements include the accounts of the corporation and all subsidiaries. Significant inter-company accounts and transactions have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

A majority of the bank's loan portfolio consists of single-family residential loans in the Springfield, Ohio area. The regional economy depends heavily on some 200 diversified industries. Accordingly, the ultimate collectibility of a substantial portion of the bank's loan portfolio is susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the bank's allowance for losses on loans. Such agencies may require the bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for loan losses may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Consolidated Statements of Cash Flows
For purposes of the consolidated statements of cash flows, the corporation considers cash and due from banks, interest-bearing demand deposits in other banks and federal funds sold to be cash equivalents. The following are supplemental disclosures for the consolidated statements of cash flows for the years ended December 31, 1999 and 1998:

                                             (Dollars in thousands)

                                               1999            1998
                                               ----            ----

Cash paid during the year for interest         $4,196          $3,450
Cash paid during the year for income taxes        517             459


Investment Securities
All investment and mortgage-backed securities are classified as available-for-sale. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Unrealized holding gains and losses, net of deferred tax, on available-for-sale securities are reported as a net amount in a separate component of equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity. No investment securities are considered derivative securities.

Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of individual securities to their value. The related write-downs are included in earnings as realized losses.

Loans
Loans are stated at unpaid principal balances, less the allowance for loan losses, net deferred loan fees and loans-in-process. Interest income is recognized on an accrual basis. Loans are placed on nonaccrual status when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income on nonaccrual loans is recognized only to the extent of interest payments received.

Effective January 1, 1995, the corporation adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan and Statement of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures ("SFAS No. 114 and 118"). Under the corporation's credit policies and practices, all loans with specific reserves meet the definition of impaired loans under SFAS No. 114 and 118. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. The adoption of SFAS No. 114 and 118 did not have a material effect on the corporation's financial position or results of operations.

Loan origination fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the contractual lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Allowance for Loan Losses
The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Properties and Equipment
Properties and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed principally on the straight-line method over their estimated useful lives. The estimated lives of buildings and improvements ranged from 10 to 50 years. The estimated lives of equipment ranged from 5 to 25 years.

Real Estate Owned
Real estate owned is stated at fair value less estimated costs to sell. When a property is acquired, the excess of the recorded investment in the property over fair value, if any, is charged to the allowance for loan losses. Subsequent declines in the estimated fair value, net operating results and gains or losses on disposition of the property are included in other expenses.

Stock Options
The corporation has elected to continue accounting for employee stock compensation plans under APB Opinion 25 and related interpretations. However, the Corporation discloses in the Notes to Consolidated Financial Statements in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and the equity instruments based on the fair value of those instruments.

Derivative Financial Instruments
The corporation has no derivative financial instruments.

Income Taxes
The corporation, bank and service corporation each filed separate tax returns during 1998, but will file on a consolidated basis for the calendar year ended December 31, 1999. The effects of current or deferred taxes are recognized as a current and deferred tax liability or asset based on current tax laws. Accordingly, income tax expense in the consolidated statements of income includes charges or credits to properly reflect the current and deferred tax asset or liability.

Earnings per Share
The weighted-average number of shares of common stock used in calculating earnings per share was determined by reducing outstanding shares by treasury shares, unallocated ESOP shares and unvested Recognition and Retention Plan (the "RRP") shares. The effect of stock options on weighted-average shares outstanding is calculated using the Treasury Stock method. Fully diluted shares outstanding include the maximum dilutive effect of stock issuable upon exercise of common stock options and unallocated ESOP and RRP shares of common stock.

Reclassifications
Certain amounts have been reclassified to conform with the 1999 presentation.

NOTE B - BUSINESS CONVERSION

In September 1996, the bank's Board of Directors adopted a Plan of Conversion (the "conversion") whereby the bank would convert to the stock form of ownership, followed by the issuance of all the bank's outstanding common stock to a newly formed holding company, Home City Financial Corporation.

On December 30, 1996, the bank completed its conversion to the stock form of ownership, and issued all of the bank's outstanding common shares to the corporation.

In connection with the conversion, the corporation sold 952,200 shares at a price of $10.00 per share which, after consideration of offering expenses totaling approximately $437,000, and shares purchased by employee benefit plans totaling $762,000, resulted in net cash proceeds of approximately $8.3 million.

At the date of the conversion, the bank established a liquidation account in an amount equal to retained earnings reflected in the balance sheet used in the conversion offering circular. The liquidation account is maintained for the benefit of eligible savings account holders who maintained deposit accounts in the bank after conversion.



NOTE C - INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized cost of securities available-for-sale and their approximate fair values are as follows:


                                                      (Dollars in thousands)

                                  At December 31, 1999                    At December 31, 1998


                                          Gross          Gross                              Gross          Gross
                            Amortized     unrealized     unrealized     Fair     Amortized  unrealized     unrealized     Fair
                            cost          gains          losses         value    cost       gains          losses         value
                            ----          -----          ------         -----    ----       -----          ------         -----
Investment securities

Federal
  agencies                 $1,890         $  0           $(25)          $1,865   $1,500      $     2       $(1)           $1,501

State &
  municipal
  securities                  642            4            (17)             629      764           15         0               779

Equity
  securities                   39          512              0              551       45          766         0               811
                           ------         ----           -----          ------   ------         ---        ---            ------

Total                       2,571          516            (42)           3,045     2,309         783        (1)            3,091

Mortgage-backed securities

GNMA's                        429            0             (5)             424       558           1         0               559
                           ------         ----           -----          -------  -------         ---       ---            ------

Total                      $3,000         $516           $(47)          $3,469    $2,867        $784        $(1)          $3,650
                           ======         ====           =====          ======    ======        ====       ====           ======

The amortized cost and estimated fair value of investment and mortgage-backed securities available-for-sale at December 31, 1999, by contractual maturity, are as follows:

                                                  (Dollars in thousands)
                                             Investment            Mortgage-backed
                                             securities             securities
                                        ------------------       ------------------
                                        Amortized     Fair       Amortized     Fair
Amounts maturing in :                   cost          value      cost          value
                                        ----          -----      ----          -----
One year or less                        $    55     $    55      $    0        $    0
After one year through five years         2,286       2,263           0             0
After five years through ten years          191         176         429           424
Equity securities                            39         551           0             0
                                         ------      ------       -----        ------
Total                                   $ 2,571     $ 3,045      $  429        $  424


Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

Investment securities with a carrying value of approximately $500,000 and $500,000 were pledged at December 31, 1999 and 1998, respectively, to secure certain deposits.

During 1999, the corporation sold securities available-for-sale for total proceeds of approximately $236,000 resulting in no gross realized gains or losses. During 1998, the corporation sold securities available-for-sale for total proceeds of approximately $617,000, resulting in gross realized gains of approximately $2,000 and no gross realized losses.

NOTE D - LOANS

Loans at December 31, 1999 and 1998, are summarized as follows:

                                                      (Dollars in thousands)

                                                         1999             1998
                                                         ----             ----
Loans secured by real estate:
One-to four-family residential properties            $ 50,771         $ 42,485
Multifamily (five or more) residential properties       2,249            2,463
Nonresidential properties                               9,714            9,894
Land                                                    1,392            1,721
Construction                                            5,580            4,561
Consumer                                                6,490            5,226
Commercial:
Secured by real estate                                 11,750            5,418
Other                                                   9,389            5,704
                                                     --------         --------

Total                                                  97,335           77,472
Allowance for loan losses                                (491)            (486)
                                                     --------         --------
Net loans                                            $ 96,844         $ 76,986
                                                     ========         ========


An analysis of the allowance for loan losses is as follows:

                                                        (Dollars in thousands)

                                                         1999             1998
                                                         ----             ----

Balance, beginning of year                           $    486         $    452

Provision for loan losses                                  34               61
Loans charged off                                         (31)             (40)
Recoveries                                                  2               13
                                                     --------         --------
Balance, end of year                                 $    491         $    486
                                                     ========         ========

At December 31, 1999 and 1998, the total recorded investment in impaired loans, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to approximately $0 and $54,000, respectively. The average recorded investment in impaired loans amounted to approximately $16,000 and $68,000 for the years ended December 31, 1999 and 1998, respectively. The allowance for loan losses related to impaired loans amounted to approximately $0 and $54,000 at December 31, 1999 and 1998, respectively. Interest income on impaired loans of $0 and $16,000 was recognized for cash payments received for the years ended December 31, 1999 and 1998.

In addition, at December 31, 1999 and 1998, the bank had other nonaccrual loans of approximately $287,000 and $164,000, respectively, for which impairment had not been recognized.

The bank has no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.

At December 31, 1999 and 1998, the bank serviced loans for others with principal balances of $1,694,000 and $2,132,000, respectively.

In the ordinary course of business, the bank has and expects to continue to have transactions, including borrowings, with its officers, directors, shareholders, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the bank. All loans to such borrowers are summarized as follows:

                                             (Dollars in thousands)

Balance, December 31, 1998                    $     966

New loans                                           203
Payments                                           (108)
                                               --------
Balance, December 31, 1999                    $   1,061
                                              =========



NOTE E - PROPERTIES AND EQUIPMENT

A summary of properties and equipment at December 31, 1999 and 1998 follows:

                                              (Dollars in thousands)

                                              1999                1998
                                              ----                ----

Land                                          $     114           $    118
Buildings and improvements                          442                437
Equipment                                           543                464
Construction in process                             421                  0
                                              ---------           --------
                                                  1,520              1,019
Accumulated depreciation                           (505)              (435)
                                              ---------           --------
Total                                         $   1,015           $    584
                                              =========           ========



NOTE F  - CASH SURRENDER VALUE OF LIFE INSURANCE

In September 1995, the bank purchased life insurance policies on each of its outside directors. The bank is the beneficiary of such policies. At December 31, 1999 and 1998, there were no notes payable to the insurance company.

NOTE G - DEPOSITS

Deposit account balances at December 31, 1999 and 1998, are summarized as follows:

                                                (Dollars in thousands)
                                         1999                          1998
                                         ----                          ----
                                   Amount     Percent             Amount     Percent
                                   ------     -------             ------     -------
Noninterest-bearing accounts       $  1,912     2.7%             $ 1,605      2.7%
NOW and money market accounts         1,480     2.1                1,439      2.4
Savings accounts                     12,241    17.6               11,084     18.3
Certificates of deposit              54,038    77.6               46,371     76.6
                                   --------   -----               ------    ------
Totals                             $ 69,671   100.0%             $60,499    100.0%
                                   ========   =====              =======    ======

The aggregate amount of jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $12,682,000 and $8,999,000 at December 31, 1999 and 1998, respectively. Deposits in excess of $100,000 are not insured by the FDIC.

At December 31, 1999, the scheduled maturities of certificates of deposit are as follows:

                                             (Dollars in thousands)


                         2000                     $37,174
                         2001                       7,678
                         2002                       8,383
                         2003                         498
                         2004 and thereafter          305
                                                  -------
                         Total                    $54,038
                                                  =======


The bank held related party deposits of approximately $740,000 and $553,000 at December 31, 1999 and 1998, respectively.

NOTE H - FEDERAL HOME LOAN BANK ("FHLB") ADVANCES

Federal Home Loan Bank advances are comprised of the following at December 31:

                                                                (Dollars in thousands)
                                                          Current
                                                          interest           Balance
                                                                      ------------------
                                                          rate         1999          1998
                                                          ----         ----          -----

Variable-rate advances, with monthly interest payments:
      Advance due in 1999                                                $     0    $ 1,526
      Advance due in 2003                                 4.64%            1,500      1,500
      Advance due in 2007                                 6.47             1,600          0
      Advance due in 2008                                 5.28             5,000      5,000
      Advance due in 2009                                 5.61            12,500          0


Fixed-rate advances, with monthly principal
and interest payments:
     Advance due in 2000                                  5.98             1,047        234
     Advance due in 2001                                  6.30               131        197
     Advance due in 2002                                  5.95               728          0
     Advance due in 2003                                  6.36               745        233
     Advance due in 2004                                  8.35               300        360
     Advance due in 2005                                  8.30               581        673
     Advance due in 2006                                  6.35             1,809      1,261
     Advance due in 2010                                  3.30               564        587
                                                                         _______    _______
Total Federal Home Loan Bank advances                     5.70%          $26,505    $11,571
                                                                         =======    =======

FHLB advances are collateralized by all shares of FHLB stock owned by the bank (totaling $1,372,000) and by a portion of the bank's mortgage loan portfolio (totaling approximately $40,865,000). As of December 31, 1999, the bank had approximately an additional $8,635,000 of qualified mortgage loans that could be used to collateralize additional borrowings. Based upon the bank's eligible mortgage collateral, total FHLB advances are limited to approximately $33,017,000.

The aggregate minimum future annual principal payments on FHLB advances are $1,950,000 in 2000, $897,000 in 2001, $862,000 in 2002, $2,090,000 in 2003,
and $20,706,000 after 2003.

NOTE I - NOTES PAYABLE

Notes payable are comprised of the following at December 31:

                                                     (Dollars in thousands)

                                                              Balance
                                                      -----------------------
                                                      1999                1998
                                                      ----                ----

Note due February 26, 1999                          $     0           $ 1,500
Note due June 26, 1999                                    0               300
                                                     -------          -------
Total notes payable                                  $     0          $ 1,800
                                                     =======          =======

At December 31, 1998, the corporation had indebtedness to a bank for $1,800,000. The notes had floating interest rates tied to prime. The notes were unsecured. These notes were paid off in 1999.



NOTE J - FEDERAL INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                              (Dollars in thousands)

                                      1999             1998              1997
                                      ----             ----              ----

Federal income tax expense
Current tax expense                  $ 454             $ 456             $ 421
Deferred tax expense                   (42)               (9)              (69)
                                     -----             -----             -----
Total                                $ 412             $ 447             $ 352
                                     =====             =====             =====

A reconciliation of the federal statutory tax rate to the corporation's effective tax rate for the years ended December 31, 1999, 1998 and 1997, are as follows:

                                       1999              1998             1997
                                       ----              ----             ----

Federal income tax statutory rate      34.0%             34.0%           34.0%

Tax-exempt income, less disallowed
 interest  expense                     (2.5)             (1.9)           (3.2)
Other, net                             (1.8)             (0.1)           (2.4)
                                       -----             -----            -----
Actual effective income tax rate       29.7%             32.0%           28.4%
                                       =====             =====           =====

The tax effect of temporary differences which comprise the significant portions of the corporation's deferred tax assets and deferred tax liabilities as of December 31, 1999 and 1998 are as follows:

                                                          1999           1998
                                                          ----           ----
Deferred tax assets
Nonaccrual loan interest                                  $   2        $   5
Allowance for loan losses                                   149          130
Employee benefits                                            86           85
Other                                                        38            0
                                                          -----        -----
                                                            275          220
                                                          -----        -----


Deferred tax liabilities
Accumulated depreciation                                    (39)         (32)
Net deferred loan costs                                     (59)         (28)
Net unrealized gain on securities available-for-sale       (159)        (267)
Other                                                         0           (5)
                                                          -----        -----
                                                           (257)        (332)
                                                          -----        -----

Total net deferred tax assets (liabilities)               $  18        $(112)
                                                          =====        =====

Included in retained earnings at December 31, 1999 and 1998, is approximately $1,084,000 in bad debt reserves for which no deferred federal income tax liability has been recorded. These amounts represent allocations of income to bad debt deductions for tax purposes before 1988. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes, which would be subject to the then-current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $368,000.


NOTE K - DIVIDEND RESTRICTION

The bank, as a federally chartered savings bank, is subject to the dividend restrictions set forth by the Office of Thrift Supervision (the "OTS"). Under regulations of the OTS applicable to converted savings associations, the bank is not permitted to pay a cash dividend on its capital stock if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the Liquidation Account or the applicable regulatory capital requirements prescribed by the OTS.

As disclosed in NOTE P, the bank meets the requirements for a Tier I association and has not been notified of any need for more than normal supervision. As a subsidiary of the corporation, the bank is required to give the OTS 30 days notice prior to declaring any dividend on its common shares. The OTS may object to the dividend during that 30-day period based on safety and soundness concerns. Moreover, the OTS may prohibit any capital distribution otherwise permitted by regulation if the OTS determines that such distribution would constitute an unsafe or unsound practice.

NOTE L - EARNINGS PER SHARE

Earnings per share ("EPS") is computed in accordance with SFAS No. 128, Earnings per share, which was adopted by the corporation as of December 31, 1997. EPS for periods prior to 1997 are not presented because the bank did not complete its Reorganization until December 30, 1996. Diluted EPS is computed using the treasury stock method, giving effect to potential additional common shares that were outstanding during the period. Potential dilutive common shares include shares held by the corporation's ESOP that are committed for release, shares awarded but not released under the corporation's RRP, and stock options granted under the Stock Option Plan. Following is a summary of the effect of diluted securities in weighted-average number of shares (denominator) for the basic and diluted EPS calculations. There are no adjustments to net income.

                                                           1999         1998
                                                           ----         ----

Weighted-average common shares outstanding - basic       776,547      812,070

Effect of dilutive securities on number of shares

RRP shares                                                20,208       17,027
ESOP shares                                               60,940       68,558
Stock options                                             17,497       19,869
                                                         -------      -------
Total dilutive securities                                 98,645      105,454
                                                         -------      -------

Weighted- average common shares outstanding - diluted    875,192      917,524
                                                         =======      =======



NOTE M - EMPLOYEE BENEFITS

401(k) Profit Sharing Plan
In 1994, the bank initiated a 401(k) Profit Sharing Plan. The plan covers all of the bank's employees who are over 21 years old with at least one year of service. Participants may make salary savings contributions up to 15% of their compensation, 50% of which will be matched by the bank, up to 6% of each employee's salary. 401(k) profit sharing expense for the years ended December 31, 1999 and 1998, was $15,000 and $10,000, respectively.

Pension Plan
In connection with the Financial Institutions' Retirement Fund, the bank participates with other companies in the financial institution industry in a defined benefit plan. The plan covers all of the bank's employees who are over 21 years old with at least one year of service. Pension expense for the years ended December 31, 1999 and 1998, was $53,000 and $28,000, respectively.

Incentive Compensation Plan
The bank has an incentive compensation plan that covers all employees who are normally scheduled to work 1,040 hours or more per year. The bank's contributions pursuant to the plan are based on a formula contained in the plan which incorporates factors relating to the bank's performance and are contingent upon the bank's attainment of certain levels of earnings, as defined in the plan. Incentive compensation plan expense for the years ended December 31, 1999 and 1998, was $53,000 and $46,000, respectively.

NOTE N - STOCK REPURCHASE PROGRAM

During 1999, the corporation received regulatory approval to repurchase up to 5% of its outstanding shares. During the year ended December 31, 1999, 16,000 common shares were repurchased at an average price of $13.25. During 1998, the corporation previously received regulatory approval to repurchase 5% of its outstanding shares. During the year ended December 31, 1998, 45,200 common shares were repurchased at an average price of $13.13.

Repurchased shares are treated as treasury shares and are available for general corporate purposes, including issuance in connection with stock-based compensation plans.


NOTE O - STOCK-BASED COMPENSATION PLANS

Employee Stock Ownership Plan ("ESOP")
As part of the conversion transaction (see NOTE B), an ESOP was established for the benefit of employees of the corporation and bank, age 21 or older, who have completed at least one year of full-time service. The ESOP borrowed $762,000 from the corporation and used those funds to acquire 76,176 common shares of the corporation at $10 per share.

Shares issued to the ESOP are allocated to ESOP participants based on principal and interest payments made by the ESOP on the loan. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the corporation's discretionary contributions to the ESOP and earnings on ESOP assets. Principal payments are scheduled to occur in even annual amounts over a ten year period. However, in the event contributions exceed the minimum debt service requirements, additional principal payments will be made. During 1999, an additional 16,696 shares were acquired by the ESOP Plan with the proceeds from the $3.50 special capital distribution. ESOP compensation expense for the years ended December 31, 1999 and 1998, was $75,000 and $113,000, respectively. Shares held by the ESOP at December 31, 1999 and 1998, are as follows:

                                                    1999            1998
                                                    ----            ----
     Allocated shares                             15,236           7,618
     Shares allocated                              9,448           7,618
     Additional shares acquired                    2,051               0
     Shares distributed                             (101)              0
                                                --------        --------
Total allocated shares                            26,634          15,236

Unallocated shares                                60,940          68,558
     Shares released for allocation               (9,448)         (7,618)
     Additional shares acquired                   14,645               0
                                                --------        --------
Total unallocated shares                          66,137          60,940
                                                --------        --------
     Total ESOP shares                            92,771          76,176
                                                --------        --------
Fair value of unallocated shares                $827,000        $823,000
                                                ========        ========

Recognition and Retention Plan  ("RRP")
A recognition and retention plan was authorized at the October 20, 1997, Annual Meeting. The RRP is a restricted stock award plan. The RRP is administered by a committee of directors of the corporation. The committee selects recipients and terms of award pursuant to the plan. Total shares made available under the plan was 38,088.

RRP awards vest in five equal annual installments, subject to the continuous
employment of the recipients as defined under such plans.   Compensation
expense for the RRP is based upon market price at the date of grant and is
recognized on a pro rata basis over the vesting period of the awards.   RRP
expense for the years ended December 31, 1999 and 1998, was $85,000 and $76,000, respectively. The unamortized unearned compensation value of the RRP is shown as a reduction to shareholders' equity in the accompanying consolidated balance sheets.

Stock Option Plan ("SOP")
A stock option plan was authorized at the October 20, 1997, Annual Meeting. The SOP is administered by a committee of directors of the corporation. The committee selects recipients and terms of awards pursuant to the plan. The maximum number of common shares which may be issued under the SOP is 131,422 shares with a maximum term of ten years for each option from the date of grant. The initial awards were granted on October 20, 1997, at the fair value of the common stock on that date ($16.125). Due to the distribution of capital in 1998, the number of shares granted was increased from 71,415 to 98,565, and the exercise price was decreased from $16.125 to $11.70. The initial awards vest in equal installments over a five-year period from the grant date and expire during October 2007. Unvested options become immediately exercisable in the event of death or disability.

Option activity under the SOP is as follows:

                                                                 Weighted-
                                                                 average
                                                   Number of     exercise
                                                   shares        price
                                                   ------        -----

Outstanding December 31, 1997                      98,565        $11.70
     Granted                                            0          0.00
     Exercised                                          0          0.00
     Canceled                                           0          0.00
                                                   ------        ------
Outstanding December 31, 1998                      98,565         11.70
     Granted                                            0          0.00
     Exercised                                          0          0.00
     Canceled                                           0          0.00
                                                   ------        ------
Outstanding December 31, 1999                      98,565        $11.70
                                                   ======        ======

At December 31, 1999, 32,857 shares were available for future grants under the SOP.

Additional information regarding options outstanding as of December 31, 1999, is as follows:

                                                            Weighted-average
               Exercise     Options         Options         remaining
               price        outstanding     exercisable     contractual life
               -----        -----------     -----------     ----------------
               $11.70       98,565          39,426          7.8 years


Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") which became effective for 1996, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had the standard's fair value method been used to measure compensation cost for the SOP. In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

The corporation's calculations were made using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                    October 1997 Grant
               Risk-free interest rate                     6.23%
               Expected dividend                           2.54%
               Expected lives, in years                   10
               Expected volatility                        23.96%


The weighted-average grant-date fair value of options granted during October 1997 was $3.88. The corporation's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. Had compensation cost for these awards been determined with SFAS No. 123, the corporation's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                   (Dollars in thousands,
                                                    except per share data)

                                                    Year ended December 31,
                                                    ----------------------

Net income:                                         1999             1998
----------                                          ----             ----

     As reported                                    $976              $951
     Pro forma                                      $935              $901
Earnings per common share - basic
     As reported                                    $1.25             $1.17
     Pro forma                                      $1.20             $1.11
Earnings per common share - diluted
     As reported                                    $1.12             $1.04
     Pro forma                                      $1.07             $0.98

NOTE P- REGULATORY MATTERS

The bank is subject to various regulatory capital requirements administered by its primary federal regulator, the OTS. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the bank and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk-weightings, and other factors.

The capital adequacy regulations of the OTS require that the bank maintain tangible capital equal to at least 1.5% of adjusted total assets, core capital of at least 4.0% of adjusted total assets, and risk-based capital of at least 8.0% of risk-weighted assets. At December 31, 1999, the bank's capital exceeded all of such requirements.

As of December 31, 1999, the most recent notification from the OTS, the bank was categorized as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized under the prompt corrective action regulations, the bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the most recent notification that management believes have changed the bank's prompt corrective action category.

The following reconciliation compares the bank's capital under GAAP to its regulatory capital, at December 31, 1999:

                                                       (Dollars in thousands)
                                                      Risk-based         Tier I
                                                      capital            capital
                                                      -------            -------
Equity per GAAP                                       $ 10,860           $ 10,860
Less unrealized gain on securities available-for-sale,
net of applicable income taxes                            (309)              (309)
Less advance to subsidiary                                 (28)               (28)
Plus allowance for loan losses                             491                N/A
                                                      --------           ---------
Regulatory capital                                    $ 11,014           $ 10,523
                                                      ========           ========

The bank's actual and required capital amounts and ratios are as follows:

                                                             (Dollars in thousands)
                                                                                 To be well
                                                            Minimum required     capitalized under
                                                               for capital       Prompt Corrective
                                           Actual           adequacy purposes    Action Provisions
                                           ------           -----------------    -----------------
                                     Amount     Ratio      Amount      Ratio     Amount      Ratio
                                     ------     -----      ------      -----     ------      -----
As of December 31, 1999:
Total Risk-Based Capital
     (to Risk-Weighted Assets)       $11,014    14.9%      $5,932      8.0%      $7,415      10.0%
Tier 1 Capital
     (to Risk-Weighted Assets)        10,523    14.2        N/A        N/A        4,449       6.0
Tier 1 Capital
     (to Total Assets)                10,523     9.7        4,348      4.0        5,435       5.0
Tangible Capital
     (to Total Assets)                10,523     9.7        1,630      1.5        N/A         N/A

As of December 31, 1998:
Total Risk-Based Capital
     (to Risk-Weighted Assets)       $12,350    21.9%      $4,504      8.0%      $5,631      10.0%
Tier I Capital
     (to Risk-Weighted Assets)        11,864    21.1         N/A       N/A        3,378       6.0
Tier I Capital
     (to Total Assets)                11,864    13.9        2,559      3.0        4,265       5.0
Tangible Capital
     (to Total Assets)                11,864    13.9        1,279      1.5        N/A         N/A



NOTE Q- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the bank has various outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

The bank had outstanding commitments to originate loans as follows:

                                        (Dollars in thousands)
                          At December 31, 1999                At December 31, 1998
                          Fixed-     Adjustable-              Fixed-     Adjustable-
                          rate       rate         Total       rate       rate         Total
                          ----       ----         -----       ----       ----         -----
Undisbursed balance
  of loans closed-
  mortgage loans          $4,438     $    0       $4,438      $1,865     $   393      $2,258
First mortgage
  loans                      316        259          575       1,933         508       2,441
Consumer and
  other loans                 81          0           81         100         0           100
Open-end consumer loans        0      1,455        1,455           0       1,476       1,476
Commercial loans               0      4,672        4,672           0       3,192       3,192
                          ------     ------      -------      ------      ------      ------
Total                     $4,835     $6,386      $11,221      $3,898      $5,569      $9,467
                          ======     ======      =======      ======      ======      ======


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

The bank has not been required to perform on any financial guarantees during the past three years. The bank has not incurred any losses on its commitments during the past three years.

The bank maintains bank accounts at four banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $100,000. Cash at two of these institutions exceeded Federally insured limits. The amount in excess of the FDIC limit totaled $987,000.



NOTE R- FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excluded certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the corporation.

The following methods and assumptions were used by the bank in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate those assets' fair values.

Time deposits: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For adjustable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed-rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimates using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated contractual expected monthly maturities on time deposits.

Accrued interest: The carrying amount of accrued interest approximates fair value.

Borrowed funds: The fair values for borrowed funds are estimated using a discounted cash flow calculation that applies interest rates currently being offered on like-type borrowed funds.

The estimated fair values of the Corporation's financial instruments are as follows:

                                                   (Dollars in thousands)
                                                        December 31
                                                    -----------------------
                                                    1999                    1998
                                                    ----                    ----
                                            Carrying       Fair       Carrying     Fair
                                            amount         value      amount       value
                                            ------         -----      ------       -----
Financial assets:
Cash and cash equivalents                   $3,483         $3,483     $1,910       $1,910
Time deposits                                   24             22         24           21
Investment securities                        3,045          3,045      3,091        3,091
Mortgage-backed securities                     424            424        559          559
Loans                                       96,844         98,066     76,986       80,430
Borrowed funds                                 520            520        440          440
Life insurance                               1,181          1,181      1,129        1,129

Financial liabilities:
Deposits                                    69,671         70,485     60,499       60,372
Borrowed funds                              26,505         26,531     13,371       13,178
Accrued interest payable                       177            177        115          115


The carrying amounts in the preceding table are included in the balance sheet under the applicable captions. The contract or notional amounts of the bank's financial instruments with off-balance sheet risk are disclosed in NOTE Q. No derivatives were held by the bank for trading purposes. It is not practical to estimate the value of Federal Home Loan Bank stock because it is not marketable. The carrying amount of that investment is reported in the consolidated balance sheet.

NOTE S - PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Home City Financial Corporation (parent company only) follows:

                                 Balance Sheets
                                                        (Dollars in thousands)
                                                               December 31,
                                                        ----------------------

                                                              1999        1998
                                                              ----        ----

Assets
Interest-bearing savings deposit with subsidiary bank     $   202      $   151
Investment in subsidiary bank                              10,860       12,414
Other assets                                                  158          113
                                                          -------      -------
   Total assets                                           $11,220      $12,678
                                                          -------      -------
Liabilities and Shareholders' Equity
Note payable                                              $     0      $ 1,800
Accrued expense and other liabilities                           4            8
                                                          -------      -------
   Total liabilities                                            4        1,808
Shareholders' equity                                       11,216       10,870
                                                          -------      -------

   Total liabilities and shareholders' equity             $11,220      $12,678
                                                          =======      =======

                                Statements of Income
                                                        (Dollars in thousands)

                                                        Year ended December 31,

                                                          1999            1998
                                                          ----            ----
Income
Dividends from subsidiary                                 $  2,390     $     0
Interest income                                                 60         127
Other income                                                     0           3
                                                          --------     -------
   Total income                                              2,450         130

Expense
Interest expense                                                25          51
Other expense                                                  139         156
                                                           -------     -------
   Total expense                                               164         207
Income (loss) before income taxes and undistributed
   earnings of subsidiary                                    2,286         (77)
Income tax benefit                                             (35)        (15)
Income (loss) before undistributed earnings of subsidiary    2,321         (62)

Undistributed earnings of subsidiary                        (1,345)      1,013
                                                           -------      -------
  Net income                                               $   976      $  951

                                                           =======      ======

                            Statements of Cash Flows
                                                        (Dollars in thousands)
                                                         Year ended December 31,
                                                         ----------------------
                                                              1999        1998
                                                              ----        ----

Cash flows from operating activities
Net income from operating activities                        $  976      $  951
Adjustments to reconcile net income to net cash
  flows from operating activities:
Equity in undistributed earnings of subsidiary               1,345      (1,013)
Discount accretion, net                                          0           0
Loss on sale of securities available-for-sale                    0          (2)
Deferred income taxes                                            2          (9)
Compensation expense for ESOP                                  101         113
Compensation expense for RRP                                    77          76
Net increase in other assets                                   (45)        (67)
Net decrease in other liabilities                               (4)        (13)
Net cash from operating activities                           2,452          36


Cash flows from investing activities
Net decrease in time deposits                                    0       2,027
Sale of securities available-for-sale                            0         600
                                                            ------      ------
      Net cash flows provided by investing activities            0       2,627

Cash flows from financing activities
Proceeds from notes payable                                      0       1,800
Payments on notes payable                                   (1,800)          0
Distribution of capital                                          0      (3,166)
Purchase of treasury shares                                   (212)       (593)
Purchase of common shares by RRP                               (43)       (370)
Cash dividends paid                                           (346)       (330)
                                                            -------     -------
Net cash used in financing activities                       (2,401)     (2,659)

Net increase in cash and cash equivalents                       51           4
Cash and cash equivalents at beginning of year                 151         147
                                                            ------       ------

Cash and cash equivalents at end of year                    $  202       $ 151
                                                            ======       =====


NOTE T - QUARTERLY FINANCIAL DATA (Unaudited)

                                     (Dollars in thousands, except per share data)
                                      First       Second        Third        Fourth
                                      Quarter     Quarter       Quarter      Quarter
                                      -------     -------       -------      -------

Year ended December 31, 1999:
Interest income                       $ 1,826     $ 1,920      $ 2,000       $ 2,152
Interest expense                          968       1,009        1,081         1,200
                                      -------     -------      -------       -------
     Net interest income                  858         911          919           952

Provision for loan losses                  17          12            5             0
Other income                               21          38           31            33
Other expense                             539         582          576           644
Provision for income taxes                104         105          110            93
                                      -------     -------      -------       -------
     Net income                       $   219     $   250      $   259       $   248
                                      =======     =======      =======       =======

Earnings per share - basic              $0.28       $0.32        $0.33         $0.32
Earnings per share - diluted            $0.25       $0.28        $0.30         $0.29
Weighted-average common
     Shares outstanding               778,465     776,909      776,909       773,904

Year ended December 31, 1998:
Interest income                       $ 1,580     $ 1,669      $ 1,770       $ 1,789
Interest expense                          792         839          913           942
                                      -------     -------      -------       -------
     Net interest income                  788         830          857           847

Provision for loan losses                  12          20           21             8
Other income                               18          19           27            34
Other expense                             482         474          493           512
Provision for income taxes                100         115          120           112
                                      -------     -------      -------       -------
     Net income                      $    212     $   240      $   250       $   249
                                     ========     =======      =======       =======


Earnings per share - basic              $0.26       $0.29        $0.31         $0.31
Earnings per share - diluted            $0.23       $0.26        $0.27         $0.28
Weighted-average common
     Shares outstanding               829,232     817,462      812,230       786,530


NOTE U - SUBSEQUENT EVENT

On February 8, 2000, the bank entered into an agreement with DEI, Inc. of Cincinnati, Ohio for the construction of a new main office facility on North Limestone Street in Springfield. Per the agreement, the total cost of this new facility is estimated to be just over $2.8 million.


                            CORPORATE INFORMATION
    ===========================================================================

    DIRECTORS OF HCFC AND HOME CITY                     There were 816,500 common shares of HCFC outstanding on March
    John D. Conroy, Owner and President of Conroy       2, 2000, held of record by approximately 349 shareholders. Since
    Funeral Home, Inc., Springfield, Ohio               December 30, 1996, HCFC's common shares have traded on the
    P. Clark Engelmeier, Self-employed Life Insurance   Nasdaq SmallCap Market under the symbol "HCFC". Five broker-
    Agent and Securities Broker                         age firms currently serve as market makers: Friedman, Billings,
    James Foreman, President and CEO of Foreman-        Ramsey & Co., Inc.; Keefe, Bruyette & Woods, Inc.; Sweney
    Blair Pontiac, Buick, GMC, Springfield, Ohio        Cartwright & Co., Inc.; McDonald Investments, Inc.; and Spear, Leeds
    Terry A. Hoppes, Owner and President of Hoppes      & Kellog Capital Markets.  The following represents high and low
    Engineering and Surveying Co.; President of         trading prices and dividends declared during each respective quar-
    Hoppes Builders and Developement Co.,               ter during 1998 and 1999.  The trading prices reflect inter-dealer
    Springfield, Ohio                                   prices, without retail mark-up, mark-down or commission.
    Douglas L. Ulery, President and CEO of Home City
    Financial Corporation and Home City Federal                                                  Dividends
    Savings Bank of Springfield                         1998             High         Low        declared
                                                        -------------------------------------------------

                                                        First Quarter    $19.250      $18.250    $0.090
                                                        Second Quarter   $23.000      $14.750    $0.090
                                                        Special Capital Distribution             $3.500
                                                        Third Quarter    $15.500      $11.000    $0.090
    EXECUTIVE OFFICERS OF HCFC                          Fourth Quarter   $15.000      $11.500    $0.100
    P. Clark Engelmeier  Chairman of the Board

    Douglas L. Ulery     President and CEO
                                                                                                 Dividends
    Jo Ann Holdeman      Secretary                      1999             High         Low        declared
                                                        -------------------------------------------------
    Don E. Lynam         Senior Vice President
                                       	               First Quarter     $17.500     $13.500    $0.100
    Charles A. Mihal     Treasurer and CFO             Second Quarter    $16.375     $14.000    $0.100
                                                       Third Quarter     $14.000     $12.750    $0.100
    EXECUTIVE OFFICERS OF HOME CITY                    Fourth Quarter    $14.000     $12.000    $0.105
    P. Clark Engelmeier  Chairman of the Board
    Douglas L. Ulery     President and CEO             A copy of HCFC's Annual Report on Form 10-KSB, as filed with the
    Don E. Lynam         Senior Vice President         Securities and Exchange Commission, will be available at no charge to
    Jo Ann Holdeman      Vice President and Secretary  shareholders' upon request to:
    Charles A. Mihal     Treasurer and CFO

    ANNUAL MEETING                                      Home City Financial Corporation
    Wednesday, April 26, 2000, at 3:00 p.m.             63 West Main Street
    The Springfield Inn                                 Springfield, Ohio 45502
    100 S. Fountain Avenue                              Attn:  Jo Ann Holdeman, Secretary
    Springfield, Ohio

    INDEPENDENT AUDITORS                                INVESTOR INFORMATION
    Robb, Dixon, Francis, Davis, Oneson & Company       Investors, analysts and others seeking financial information
    1205 Weaver Drive                                   may contact:
    Granville, Ohio 43023                               Douglas L. Ulery , President and CEO or
                                                        Charles A. Mihal, Treasurer and CFO
    SPECIAL COUNSEL                                     Home City Financial Corporation
                                                        63 West Main Street
    Vorys, Sater, Seymour and Pease LLP                 Springfield, Ohio 45502
    Suite 2100, Atrium Two                              (937) 324-5736
    221 East Fourth Street
    P.O. Box 0236
    Cincinnati, Ohio 45201-0236                         TRANSFER AGENT
                                                        Communications regarding change of address, transfer of
                                                        shares, lost certificates and dividends should be sent to:
    GENERAL COUNSEL
    Douglas A. Henson
    Gorman, Veskauf, Henson & Wineberg                  Illinois Stock Transfer Company
    National City Bank Bldg.                            209 West Jackson Blvd., Suite 903
    4 West Main Street, Suite 723                       Chicago, Illinois  60606
    Springfield, Ohio 45502                             (312) 427-2953





